Issuer Free Writing Prospectus dated September 25, 2025
Relating to Preliminary Prospectus Supplement dated September 24, 2025
Filed pursuant to Rule 433
Registration Statement No. 333-268445

Mirion Technologies Announces Pricing of Upsized Public Offering of Class A Common Stock
Atlanta, GA – September 25, 2025 (GLOBE NEWSWIRE) – Mirion Technologies, Inc. (“Mirion”) (NYSE: MIR), today announced the pricing of an underwritten public offering of 17,309,846 shares of Mirion’s Class A common stock at a public offering price of $21.35 per share (the “common stock offering”). The size of the common stock offering was increased from the previously announced $350.0 million of shares of Class A common stock.

In addition, Mirion granted the underwriters an option to purchase up to an additional 2,596,476 shares of Class A common stock at the public offering price, less underwriting discounts and commissions. The common stock offering is expected to close on September 30, 2025, subject to the satisfaction of customary closing conditions.
Goldman Sachs & Co. LLC, Evercore ISI, Citigroup, Morgan Stanley, Baird and Truist Securities are acting as the joint book-running managers for the common stock offering. CJS Securities and B. Riley Securities are acting as co-managers for the common stock offering.
Mirion estimates that the net proceeds from the common stock offering will be approximately $356.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by Mirion. Mirion expects to use the net proceeds from the common stock offering, together with the net proceeds from Mirion’s concurrent convertible notes offering (as defined below), if consummated, to (i) pay the cost of the capped call transactions entered into with certain of the initial purchasers in the concurrent convertible notes offering or affiliates thereof and certain other financial institutions in connection with the pricing of the concurrent convertible notes offering and (ii) fund its planned acquisition of all of the outstanding membership interests of WCI-Gigawatt Intermediate Holdco, LLC, as the indirect parent of Paragon Energy Solutions, LLC (the “Acquisition”), with the remainder for general corporate purposes. If the Acquisition is not consummated for any reason, Mirion expects to use the net proceeds from the common stock offering, together with the net proceeds from the concurrent convertible notes offering, if consummated, remaining after payment of the cost of the capped call transactions, for general corporate purposes.
In a separate press release and concurrently with the common stock offering, Mirion also announced today the pricing of its previously announced offering of $325.0 million aggregate principal amount of its Convertible Senior Notes due 2031 (the “notes”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “concurrent convertible notes offering”). The size of the concurrent convertible notes offering was increased from the previously announced $250.0 million aggregate principal amount of notes. Mirion also granted to the initial purchasers in the concurrent convertible notes offering an option to purchase, within a 13-day period beginning on, and including, the date on which the notes are first issued, up to an additional $50.0 million aggregate principal amount of notes. The concurrent convertible notes offering is expected to close on September 30, 2025, subject to the satisfaction of customary closing conditions. The completion of the common stock offering is not contingent on the completion of the concurrent convertible notes offering, and the completion of the concurrent convertible notes offering is not contingent on the completion of the common stock offering.
The common stock offering is being made pursuant to a shelf registration statement, including a base prospectus, that was filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2022, and declared effective on November 28, 2022. The common stock offering is being made only by means of a prospectus supplement and the accompanying prospectus. Before you invest, you should read the prospectus supplement and the accompanying prospectus in the registration statement and the other documents Mirion has filed or will file with the SEC for more complete information about Mirion and the common stock offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement, the final prospectus supplement, when available, and the accompanying prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526, or by emailing prospectus-ny@ny.email.gs.com; or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, New York 10055, telephone: 888-474-0200, or by emailing ecm.prospectus@evercore.com.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities being offered in the offerings, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.
Forward-Looking Statements
This press release contains forward-looking statements, including statements concerning the timing and completion of the offerings and the anticipated use of proceeds from the offerings. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek,” “plan,” “project,” “target,” “looking ahead,” “look to,” “move into,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements represent Mirion’s current beliefs, estimates and assumptions only as of the date of this press release and information contained in this press release should not be relied upon as representing Mirion’s estimates as of any subsequent date. These forward-looking statements are subject to risks, uncertainties, and assumptions. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Risks include, but are not limited to market risks, trends and conditions. These risks are not exhaustive. Further information on these and other risks that could affect Mirion’s results is included in its filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2024, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and the future reports that it may file from time to time with the SEC. Mirion assumes no obligation to, and does not currently intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Mirion
Mirion (NYSE: MIR) is a global leader in radiation safety, science and medicine, empowering innovations that deliver vital protection while harnessing the transformative potential of ionizing radiation across a diversity of end markets. Focused on nuclear and safety, the Mirion Technologies group is committed to powering advancements in nuclear energy through proven radiation safety technologies and expertise. Dedicated to driving better patient outcomes, the Mirion Medical group is focused on improving quality in cancer care through its broad range of solutions that enhance the delivery and ensure safety across the medical landscape. Headquartered in Atlanta (GA – USA), Mirion employs approximately 2,800 people and operates in 12 countries.
For investor inquiries, please contact:
Eric Linn
ir@mirion.com
For media inquiries, please contact:
Erin Schesny
media@mirion.com
Source: Mirion